Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: VERITAS Software Corporation
Subject Company: VERITAS Software Corporation
Commission File No. of Subject Company: 000-26247

This press release contains forward-looking statements, including expectations regarding the post-closing integration of the businesses and product lines of Symantec and VERITAS and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this press release. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q. Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this press release.

Additional Information and Where to Find It

Symantec Corporation and VERITAS Software Corporation intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.

The following is a joint press release issued by Symantec and VERITAS on January 17, 2005.

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News Release

FOR IMMEDIATE RELEASE

Media Contact:	Media Contact:
Genevieve Haldeman	Marlena Fernandez
Symantec	VERITAS Software
408-517-7642	650-527-3778
glhaldeman@symantec.com	Marlena.Fernandez@veritas.com

Investor Contact:	Investor Contact:
Helyn Corcos	Renee Budig
Symantec	VERITAS Software
408-517-8324	650-527-4047
hcorcos@symantec.com	Renee.budig@veritas.com

SYMANTEC AND VERITAS ANNOUNCE INTEGRATION TEAM

The Companies Have Engaged PricewaterhouseCoopers and Bain & Company
to Help Manage the Integration

CUPERTINO, Calif., and MOUNTAIN VIEW, Calif. – Jan. 17, 2005 – Symantec Corp. (Nasdaq:SYMC) and VERITAS Software Corp. (Nasdaq: VRTS) today announced the structure of the team responsible for managing the integration of the two companies. In addition, the companies have engaged PricewaterhouseCoopers to provide merger and acquisition services related to infrastructure planning and implementation and Bain & Company to help with the integration of customer facing functions.

“Symantec and VERITAS are highly complementary in terms of product lines, account coverage structure, and go-to-market approaches,” said John W. Thompson, Symantec chairman and chief executive officer. “At the same time, we are taking an approach that is both pragmatic and realistic when it comes to the integration challenges that lie ahead. Our synergies, along with the commitment of both companies’ employees and the integration teams, should help make the integration process more manageable.”

Ed Gillis, VERITAS chief financial officer, will lead the overall integration planning and management efforts for both companies. Gillis is establishing the integration management office and forming joint teams to begin the planning.

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Symantec and VERITAS Announce Integration Team

Led by representatives from both companies, the joint teams will be focused on

•	Planning for the sales, services and business development structure;

•	Outlining the lines of business and developing the technology roadmap;

•	Detailing the combined company’s go-to-market plans;

•	Integrating the services and support organizations; and

•	Combining the finance, infrastructure and legal operations.

About VERITAS Software

VERITAS Software, one of the 10 largest software companies in the world, is a leading provider of software to enable utility computing. In a utility computing model, IT resources are aligned with business needs and business applications are delivered with optimal performance and availability on top of shared computing infrastructure, minimizing hardware and labor costs. With 2003 revenues of $1.75 billion, VERITAS delivers products and services for data protection, storage and server management, high availability and application performance management that are used by 99 percent of the Fortune 500. More information about VERITAS Software can be found at www.VERITAS.com.

About Symantec

Symantec is the global leader in information security providing a broad range of software, appliances and services designed to help individuals, small and mid-sized businesses, and large enterprises secure and manage their IT infrastructure. Symantec’s Norton brand of products is the worldwide leader in consumer security and problem-solving solutions. Headquartered in Cupertino, Calif., Symantec has operations in more than 35 countries. More information is available at http://www.symantec.com.

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NOTE TO EDITORS: If you would like additional information on Symantec Corporation and its products, please view the Symantec Press Center at www.symantec.com/PressCenter/index.html on Symantec’s Web site. Additional information on VERITAS Software Corporation and its products is available at the VERITAS Software Press Center at www.VERITAS.com.

Symantec and the Symantec logo are trademarks or registered trademarks, in the United States and certain other countries, of Symantec Corporation. Additional company and product names may be trademarks or registered trademarks of the individual companies and are respectfully acknowledged.

VERITAS Software and the VERITAS Software logo are trademarks or registered trademarks of VERITAS Software Corporation or its affiliates in the U.S. and other countries. Other names may be trademarks of their respective owners.

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Symantec and VERITAS Announce Integration Team

Forward Looking Statements

This press release contains forward-looking statements, including expectations regarding the post-closing integration of the businesses and product lines of Symantec and VERITAS and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, achievements or business or product lines to differ materially from those expressed or implied by this press release. Such risk factors include, among others: difficulties encountered in integrating merged businesses and uncertainties as to the timing of the merger and the integration of the businesses after the closing of the merger. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q. Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release.